IAMGOLD CORPORATION

TSX: IMG   NYSE: IAG

NEWS RELEASE

IAMGOLD INDIRECTLY ACQUIRES ADDITIONAL SHARES IN EAGLE MOUNTAIN

All amounts are expressed in Canadian dollars.

Toronto, Ontario, February 11, 2013 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced that it has indirectly received, through its 95% owned subsidiary, 3,236,246 common shares of Eagle Mountain Gold Corp. ("EMGC"), formerly Stronghold Metals Inc., (TSX-V: Z). The shares were received, on a prospectus exempt basis, as consideration under an earn-in agreement with EMGC for the remaining 50% interest in the Eagle Mountain exploration concession in Guyana.

IAMGOLD now indirectly owns, through its 95% owned subsidiary, 5,536,246 common shares of EMGC, or approximately 14.93% of the outstanding common shares.

The common shares of EMGC indirectly acquired today by IAMGOLD were acquired for investment purposes. IAMGOLD does not have any present intention to acquire, indirectly or directly, ownership of, or control or direction over additional securities of EMGC other than shares that by be issued by EMGC as contingent consideration pursuant to the earn-in agreement. It is the intention of IAMGOLD to evaluate its investment in EMGC on a continuing basis and such holdings may be, indirectly or directly, increased or decreased in the future.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold producer with five operating gold mines (including current joint ventures) on three continents. In the Canadian province of Québec, the Company also operates Niobec Inc., one of the world's top three producers of niobium, and owns a rare earth element resource close to its niobium mine. IAMGOLD is well positioned for growth with a strong financial position and extensive management and operational expertise. To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities. IAMGOLD's growth plans are strategically focused in certain regions in Canada, select countries in South America and Africa.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Toll-free: 1-888-464-9999 info@iamgold.com

IAMGOLD Corporation
401 Bay Street, Suite 3200
PO Box 153
Toronto, ON M5H 2Y4

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.

For further information:
IAMGOLD has filed an early warning report on Eagle Mountain Gold Corp's SEDAR profile at www.sedar.com. A copy of the report may be obtained by contacting Laura Young at 416 933 4952.